PRIVATE OFFERING NOTICE

                               [OBJECT OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
               S&P 500(R) Market Index Target-Term Securities(R)
                                 due June 2010
                           (the "MITTS Securities")
                        US$10 principal amount per unit

                            Private Offering Notice


                                 Summary Terms

The MITTS Securities:

o The MITTS Securities are designed for investors who are willing to forego interest payments on the MITTS Securities in exchange for the ability to participate in increases in the level of the S&P 500 Index (index symbol "SPX"), as reduced by an annual adjustment factor expected to be between 1.5% and 1.9% over the term of the MITTS Securities.

o   100% principal protection on the maturity date.

o There will be no payments prior to the maturity date and we cannot redeem the MITTS Securities prior to the maturity date.

o The MITTS Securities are made available to each investor outside of the United States in a minimum initial investment of US$50,000 or any other amount, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

o The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled "Medium-Term Notes, Series C". The Notes will
    have the CUSIP No.          .

o   The settlement date is expected to be June , 2005.

o We have applied to have the MITTS Securities quoted on The Nasdaq National Market(R) under the trading symbol "MTTT". If approval of this application is granted, the MITTS Securities will be quoted on The Nasdaq National Market at the time of such approval. We make no representation, however, that the MITTS Securities will be quoted, or, if quoted, will remain quoted for the entire term of the MITTS Securities.

Payment on the maturity date:

o On the maturity date, we will pay you a cash amount per unit equal to the sum of the $10 principal amount per unit plus an additional amount based on the percentage increase, if any, in the level of the S&P 500 Index, as reduced by an annual adjustment factor expected to be between 1.5% and 1.9%, as described in the attached offering document. In no event, however, will you receive less than the $10 principal amount per unit.



The MITTS Securities, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.


                           PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-11 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the MITTS Securities, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

        (a) The MITTS Securities are denominated in United States dollars. Investors that purchase the MITTS Securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

        (b) Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

        (c) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the MITTS Securities.

        (d) MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

        (e) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.





                    The date of this Notice is May 10, 2005

          This Notice supplements the Preliminary Pricing Supplement, dated May 10, 2005, and the Prospectus Supplement and
                     Prospectus, dated February 25, 2005.